SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PennTex Midstream Partners, LP

(Name of Subject Company (Issuer))

Energy Transfer Partners, L.P.

(Name of Filing Person (Offeror))

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

709311104

(CUSIP Numbers of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Energy Transfer Partners, L.P.

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

709311104

(CUSIP Numbers of Class of Securities)

Thomas E. Long

Chief Financial Officer

Energy Transfer Partners, L.P.

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

G. Michael O’Leary

George J. Vlahakos

Andrews Kurth Kenyon LLP

600 Travis Street, Suite 4200

Houston, Texas 77002

(713) 220-4200

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$280,253,200	$32,481.35

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of PennTex Midstream Partners, LP (“PennTex”) not owned by Energy Transfer Partners, L.P. at a purchase price of $20.00 per Common Unit, net to the seller in cash. On May 1, 2017, 20,714,256 Common Units were outstanding, of which 6,701,596 are owned by Energy Transfer Partners, L.P. Accordingly, this calculation assumes the purchase of 14,012,660 Common Units.
+	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: [n/a]

Filing party: [n/a]

Form or registration No.: [n/a]

Date filed: [n/a]

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as amended from time to time, this “Schedule TO”) relates to the offer by Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), to purchase all outstanding common units representing limited partner interests (the “Common Units”), of PennTex Midstream Partners, LP, a Delaware limited partnership (“PennTex”), not owned by ETP, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 2017 (the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

The Offer to Purchase and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of ETP and a Schedule 13E-3 Transaction Statement of ETP. All information in the Offer to Purchase and the letter of transmittal, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1.  Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information

Item 1002(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning PennTex” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Price Range of PennTex Common Units; Distributions on PennTex Common Units” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

Item 1003(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Certain Relationships Between ETP and PennTex,” “The Tender Offer—Certain Information Concerning ETP” and “Schedule A—Directors and Executive Officers of ETP” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning ETP” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning ETP” and “Schedule A—Directors and Executive Officers of ETP’s General Partner” is incorporated herein by reference.

Item 4.  Terms of the Transaction

Item 1004(a) of Regulation M-A

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—How many PennTex common units are you offering to purchase?” and “Introduction” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What will I receive in exchange for the PennTex common units that I tender into the offer?” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How long do I have to tender my PennTex common units in the offer?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(i)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the offer be extended, and under what circumstances?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(i)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the offer be extended, and under what circumstances?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(i)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can I withdraw PennTex common units that I previously tendered in the offer? Until what time may I withdraw previously tendered PennTex common units?” and “The Tender Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(i)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the offer?” and “The Tender Offer—Procedures for Accepting the Offer and Tendering PennTex Common Units” is incorporated herein by reference.

(a)(i)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the offer?”, “The Tender Offer—Terms of the Offer,” “The Tender Offer—Acceptance for Payment and Payment for PennTex Common Units,” “The Tender Offer—Procedures for Accepting the Offer and Tendering PennTex Common Units” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(a)(i)(ix) Not applicable.

(a)(i)(x) Not applicable.

(a)(i)(xi) Not applicable.

(a)(i)(xii) The information set forth in the Offer to Purchase under “The Tender Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

Item 5.  Past Contacts, Negotiations and Agreements.

Item 1005(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the PennTex Common Units,” “Special

Factors—Interests of Certain Persons in the Offer and the Exercise of the Limited Call Right,” and “Special Factors—Certain Relationships Between ETP and PennTex” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the PennTex Common Units,” “Special Factors—Interests of Certain Persons in the Offer and the Exercise of the Limited Call Right,” and “Special Factors—Certain Relationships Between ETP and PennTex” is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

Item 1006(a) and (c)(1)-(7) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(c)(1) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer—Possible Effects of the Offer on the Market for PennTex Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer—Possible Effects of the Offer on the Market for PennTex Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

Item 1007(a), (b) and (d) of Regulation M-A.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for all of the PennTex common units that you are offering to purchase?” and “The Tender Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the offer?” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the PennTex Common Units” and “Schedule B—Ownership of PennTex Common Units by ETP and Certain Related Persons” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the PennTex Common Units” and “Schedule B—Ownership of PennTex Common Units by ETP and Certain Related Persons” is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(a) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a)-(b) Financial information with respect to ETP is not material because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offer is for all outstanding securities of the subject class. See “The Tender Offer—Source and Amount of Funds.”

Item 11. Additional Information.

Item 1011(a) and (c) of Regulation M-A

(a)(1) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Interests of Certain Persons in the Offer and the Exercise of the Limited Call Right” and “Special Factors—Certain Relationships Between ETP and PennTex” is incorporated by reference herein.

(a)(2) The information set forth in the Offer to Purchase under “The Tender Offer—Appraisal Rights; “Going-Private” Rules,” and “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(3) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(4) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(5) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(c) None.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated May 18, 2017

(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Substitute Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of Summary Advertisement to be published in The Wall Street Journal

(a)(1)(vii)	Press Release, dated May 18, 2017, issued by ETP

(b)	None

(d)	Contribution Agreement, dated October 24, 2016 by and among Energy Transfer Partners, L.P. and NGP X US Holdings, LP, PennTex Midstream Partners, LLC, MRD Midstream LLC, WHR Midstream LLC and certain individual investors and managers named therein. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ETP with the SEC on October 25, 2016)

(g)	None

(h)	None

Item 13. Information Required by Schedule 13E-3

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information.

Item 1002(d)-(f) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “The Tender Offer—Price Range of PennTex Common Units; Distributions on PennTex Common Units” is incorporated herein by reference.

(e) None.

(f) During the past two years, ETP and its affiliates purchased a total of 6,701,596 PennTex common units at a range of purchase prices from $16.10 to $17.05 per common unit. The following table sets forth the average purchase price paid by ETP and its affiliates for PennTex common units during each quarter during the past two years:

Fiscal Quarter Ending	Amount of Common Units Purchased	Weighted Average Purchase Price Per Common Unit
June 30, 2015	0	—
September 30, 2015	0	—
December 30, 2015	0	—
March 31, 2016	0	—
June 30, 2016	0	—
December 31, 2016	6,301,596	$17.05
March 31, 2017	400,000	$16.10
Current Quarter	0	—

Item 4 of Schedule 13E-3. Terms of the Transaction.

Item 1004(c)-(f) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right,” “The Tender Offer—Appraisal Rights; “Going-Private” Rules,” and “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “The Tender Offer—Appraisal Rights; “Going-Private” Rules,” and “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning ETP” is incorporated herein by reference.

(f) Not applicable.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(c) and (e) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Certain Relationships Between ETP and PennTex” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the PennTex Common Units,” “Special Factors—Interests of Certain Persons in the Offer and the Exercise of the Call Right” and “Special Factors—Certain Relationships Between ETP and PennTex” is incorporated herein by reference.

Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals.

Item 1006(b) and (c)(8) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet—If I decide not to tender, how will this affect the offer and my PennTex common units?”, “Summary Term Sheet—Is this the first step in a “going-private” transaction?”, “Special Factors—Certain Effects of the Offer and the Exercise of the Limited Call Right,” “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the

Limited Call Right” and “The Tender Offer—Possible Effects of the Offer on the Market for PennTex Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet—Is this the first step in a “going-private” transaction?”, “Special Factors—Certain Effects of the Offer and the Exercise of the Limited Call Right” and “The Tender Offer—Possible Effects of the Offer on the Market for PennTex Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Background of the Offer” and “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; After the Offer and the Exercise of the Limited Call Right; Consideration of Alternatives” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; After the Offer and the Exercise of the Limited Call right; Consideration of Alternatives” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right,” “The Tender Offer—Possible Effects of the Offer on the Market for PennTex Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “The Tender Offer—Appraisal Rights; “Going-Private” Rules,” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction.

Item 1014 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—The Position of ETP Regarding the Fairness of the Offer and the Exercise of the Limited Call Right” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—The Position of ETP Regarding the Fairness of the Offer and the Exercise of the Limited Call Right” and “Special Factors—Summary of Presentation of Management of ETP’s General Partner to the Board of Directors of ETP’s General Partner” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the offer?”, “Introduction,” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(d) An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the offer, or preparing a report concerning the fairness of the transaction.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet—Has ETP negotiated, or sought the approval of, the terms of this offer, with PennTex?” is incorporated herein by reference.

(f) The information set forth in the Offer to Purchase under “Special Factors—The Position of ETP Regarding the Fairness of the Offer and the Exercise of the Limited Call Right” is incorporated herein by reference.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a) None.

(b) Not applicable.

(c) Not applicable.

Item 10 of Schedule 13E-3. Source and Amount of Funds or Other Consideration.

Item 1007(c) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Fees and Expenses” is incorporated herein by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation.

Item 1012(d) and (e) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning PennTex” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning PennTex” is incorporated herein by reference.

Item 13 of Schedule 13E-3. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning PennTex” is incorporated herein by reference. The financial statements of PennTex are also incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of its Annual Report on Form 10-K for the year ended December 31, 2016 and “Part I—Item 1—Financial Statements” of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

(b) Pro forma financial information is not material to the offer.

Item 14 of Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(b) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Background of the Offer” and “Special Factors—Interests of Certain Persons in the Offer and the Exercise of the Limited Call Right” is incorporated herein by reference.

Item 16 of Schedule 13E-3. Exhibits.

Item 1016(c) and (f) of Regulation M-A

(c)	None.

(f)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2017

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner

By:	Energy Transfer Partners, L.L.C.,
its general partner

By:	/s/ Thomas E. Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated May 18, 2017

(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Substitute Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of Summary Advertisement to be published in The Wall Street Journal

(a)(1)(vii)	Press Release, dated May 18, 2017, issued by ETP

(b)	None

(c)	None

(d)	Contribution Agreement, dated October 24, 2016 by and among Energy Transfer Partners, L.P. and NGP X US Holdings, LP, PennTex Midstream Partners, LLC, MRD Midstream LLC, WHR Midstream LLC and certain individual investors and managers named therein. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ETP with the SEC on October 25, 2016)

(f)	None

(g)	None

(h)	None